SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

11 August 2020

2020 First Interim Dividend

Prudential plc ("Prudential") has today announced its 2020 first interim dividend of 5.37 US cents per ordinary share.

Shareholders holding shares on the UK or Hong Kong share registers will receive their dividend payments in either pounds sterling or Hong Kong dollars respectively, unless they elect otherwise.

Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in US dollars. Elections must be made through the UK share registrar on or before 7 September 2020 or Hong Kong share registrar on or before 11 September 2020. Further information is available at www.prudentialplc.com/investors/shareholder-information/dividend/dividend-currency-election

The corresponding amount per share in pounds sterling and Hong Kong dollars is expected to be announced on or about 17 September 2020. The US dollar to pound sterling and Hong Kong dollar conversion rates will be determined by the actual rates achieved by Prudential buying those currencies during the two working days preceding the announcement.

Holders of American Depositary Receipts (ADRs) will continue to receive their dividend payments in US dollars through JPMorgan, the ADR Depositary.

Shareholders holding an interest in Prudential shares through The Central Depository (Pte) Limited (CDP) in Singapore will continue to receive their dividend payments in Singapore dollars at an exchange rate determined by CDP.

2020 first interim dividend timetable

Ex-dividend date	20 August 2020 (UK, Hong Kong and Singapore)
Record date	21 August 2020
Currency election window closes	7 September 2020 (UK) 11 September 2020 (Hong Kong)
Dividend Re-investment Plan election window closes	7 September 2020 (UK)
Pound sterling and Hong Kong dollar amount per share announced	On or about 17 September 2020
Payment date	28 September 2020 (UK, Hong Kong and ADR holders) On or about 5 October 2020 (Singapore)

Registrars contact details

Register	Contact information
UK register: Equiniti Limited	Telephone: 0371 384 2035 Textel: 0371 384 2255 Telephone (outside the UK): +44 121 415 7026 Lines are open from 8.30am to 5.30pm (UKT), Monday to Friday excluding UK bank holidays
Hong Kong register: Computershare Hong Kong Investor Services Limited	Telephone: +852 2862 8555 Lines are open from 9:00am to 6:00pm (HKT), Monday to Friday

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

About Prudential plc

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer